AGREEMENT FOR PURCHASE AND SALE
OF REAL PROPERTY AND ESCROW INSTRUCTIONS

THIS AGREEMENT FOR PURCHASE AND SALE OF REAL PROPERTY AND ESCROW INSTRUCTIONS (this "Agreement") between **COLONIAL HP LLC, SW REO COLONIAL LLC,** and **COLONIA PROPERTIES LLC**, each a Delaware limited liability company, as tenants in common (collectively or severally, as the context requires, "Seller"), and **PRIME CAPITAL INVESTMENTS, LLC**, a Delaware limited liability company, or its assigns in accordance herewith ("Buyer"), is made and entered into as of the Effective Date (as hereinafter defined).

Recitals

A.   Seller owns certain real property and improvements located at 1335 and 1351 West Saint Mary's Road, Tucson, Arizona 85745 (the "Property"), as more specifically described in Exhibit A attached hereto, and certain other assets, as hereinafter described.

B.   Subject to the terms and conditions set forth below, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, the Property (as hereinafter defined).

C.   For purposes of this Agreement, the "Effective Date" shall be defined as the later of: (i) the date this Agreement is executed and delivered by Seller; and (ii) the date this Agreement is executed and delivered by Buyer.

Agreement

NOW, THEREFORE, in consideration of the mutual covenants, promises and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.   Purchase and Sale. The "Recitals" are hereby incorporated into this Agreement as if fully set forth herein. Seller hereby agrees to sell to Buyer, and Buyer hereby agrees to purchase from Seller, the Property on the terms and conditions set forth herein. The purchase and sale include all of Seller's right, title, estate and interest in and to all of the following (hereinafter sometimes collectively referred to as the "Property"):

1.1.   The real property described on Exhibit A attached hereto, together with all structures, buildings, improvements and fixtures affixed or attached thereto and all easements and rights appurtenant thereto, including, without limitation: (i) all easements, privileges, tenements, hereditaments, appurtenances and rights belonging or in any way appurtenant to such real property; (ii) any strip or gore or any land lying in the bed of any street, road, alley or right-of-way, open or closed, adjacent to or abutting such real property; and (iii) any and all air rights, subsurface rights, development rights and water rights permitting to such real property (all of the foregoing being collectively referred to herein as the "Real Property");

1.2.   All leases, including associated amendments, with all persons ("Tenants") leasing the Real Property or any portion thereof as of the Effective Date or entered into in accordance with this Agreement prior to Closing (as hereinafter defined) (collectively, the "Leases"), together with all security deposits held in connection with the Leases and all of Seller's right, title and interest in and to all guarantees, letters of credit and other similar credit enhancements providing additional security for such Leases;

        1.3.   Seller's interest, if any, in (i) any and all tangible personal property owned by Seller located on or used exclusively in connection with the Real Property (collectively, the "Tangible Personal Property"); and (ii) any and all plans and specifications, architectural and engineering drawings, warranties (to the extent assignable), and the trade name "Westside Commons" of the Real Property (collectively, the "Intangible Personal Property," and collectively with the Tangible Personal Property, the "Personal Property");

        1.4.   All assignable service contracts relating to the operation of the Property as of the Effective Date or entered into in accordance with this Agreement prior to Closing (collectively, the "Contracts"); provided, however, that Seller shall, at Closing, provide notices of termination with regard to certain Contracts, as provided hereafter; and

        1.5.   To the extent transferable, any and all building permits, certificates of occupancy and other certificates, permits, consents, authorizations, variances or waivers, dedications, subdivision maps, licenses and approvals from any governmental or quasi-governmental agency, department, board, commission, bureau or other entity or instrumentality relating to the Real Property (collectively, the "Permits").

        2.   Purchase Price. Subject to the charges, prorations and other adjustments set forth in this Agreement, the total Purchase Price for the Property shall be Ten Million Seven Hundred Fifty Thousand and No/100 Dollars ($10,750,000.00) ("Purchase Price"), payable as follows:

        2.1.   Deposit. Prior to the Effective Date, Buyer has deposited into Escrow (as hereinafter defined) the amount of One Hundred Thousand and No/100 Dollars ($100,000.00) (together with any interest thereon, the "Initial Deposit"), in the form of a wire transfer payable to the national office of Title Company (as hereinafter defined), as escrow agent ("Escrow Holder"). Within two (2) business days after the expiration or earlier waiver of the Inspection Period, Buyer shall deposit into Escrow the additional amount of One Hundred Thousand and No/100 Dollars ($100,000.00) (together with any interest thereon, the "Additional Deposit", and together with the Initial Deposit, the "Deposit"), in the form of a wire transfer payable to Escrow Holder. Escrow Holder shall place the Initial Deposit (and the Additional Deposit) into an interest-bearing account at a bank or other financial institution reasonably satisfactory to Buyer and Seller.

        2.2.   Prepayment Penalty. Seller shall be responsible for any penalties and fees associated with the early payoff of any existing liens encumbering the Property.

        2.3.   Deposit of the Balance of the Purchase Price at Closing. In accordance with Section 7 and subject to Section 26, Buyer shall deposit or cause to be deposited into Escrow at Closing the balance of the Purchase Price (subject to adjustments and prorations as set forth herein) by wire transfer payable to Escrow Holder.

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3. Title. Within five (5) Business Days after the Effective Date, Seller shall deliver to Buyer (i) a current preliminary title report or title commitment (the "Title Report") for the issuance of an ALTA owner's policy of title insurance for the Real Property, with standard provisions and exceptions (the "Title Policy") issued by Fidelity National Title Agency, Inc. ("Title Company"), together with copies of all documents constituting exceptions to the title as reflected in the Title Report (collectively referred to hereinafter as the "Title Documents"), which may be delivered by delivering a hyperlinked Title Report; and (ii) a copy of Seller's existing ALTA/ NSPS Land Title Survey of the Real Property (the "Survey").

3.1. If the Title Documents or Survey reflect or disclose any defect, exception or other matter affecting the Property that is unacceptable to Buyer, Buyer shall provide written notice thereof to Seller (whether one or more, "Buyer's Objections") within five (5) days following the date Buyer receives the Title Documents and Survey. In its sole discretion, upon written notice to Buyer (the "Reply Notice") given within five (5) days after receipt of Buyer's Objections, Seller shall notify Buyer of which of Buyer's Objections Seller may elect to cure or remove and which it does not. If Seller elects to cure or remove any of the Buyer's Objections, it shall be a condition precedent to Buyer's obligation to acquire the Property that Seller cures or removes such Buyer's Objections prior to Closing. Should Seller have elected not to cure or remove any one or more of Buyer's Objections, then Buyer shall be entitled, as Buyer's sole and exclusive remedy, either to: (i) terminate this Agreement and obtain a refund of the Deposit by providing written notice of termination to Seller given within five (5) days after receipt of the Reply Notice and returning the Due Diligence Items (as hereinafter defined); or (ii) waive those Buyer's Objections that Seller has elected not to cure and close this transaction as otherwise contemplated herein.

3.2. If Buyer fails to terminate this Agreement within the time period of Section 3.1, all matters described in the Title Report and the Title Documents and shown on the Survey except for any Buyer's Objections that Seller has agreed in writing to cure, shall be deemed "Permitted Exceptions." The failure of Seller to deliver a Reply Notice to Buyer shall be deemed as Seller's election to cure or remove all of Buyer's Objections. Cure of Buyer's Objection(s) may be accomplished, at the election of Seller, and at Seller's sole cost and expense, by removal of the same as an exception from the Title Policy or by including an endorsement to the Title Policy (and any lender's title policy) insuring against loss by reason of the Buyer's Objection(s). Seller shall have no obligation to cure Buyer's Objections except liens of an ascertainable amount created by, under or through Seller, which liens Seller shall cause to be released at the Closing. Notwithstanding anything to the contrary in this Agreement, Seller shall have no obligation to cure any of Buyer's Objections.

4. Due Diligence Items.

4.1. Prior to the Effective Date, Seller has delivered to Buyer those due diligence items set forth in the letter of intent by and between Seller and Buyer that were in Seller's possession or control (collectively, and together with the items described in Sections 3.1, the "Due Diligence Items"). Buyer acknowledges and agrees that Buyer has received all of the Due Diligence Items.

4.2. Seller will make available for inspection by Buyer during ordinary business hours at Seller's management office located at the Property, maintenance records and leases for the Property, to the extent they (a) relate to the Property during Seller's ownership thereof, (b) are in Seller's possession or control and (c) are actually located by Seller.

4.3.   All material provided by Seller to Buyer including, without limitation, the Title Policy, Survey and Due Diligence Items, shall be without warranty or representation whatsoever, express or implied, including, without limitation, any warranty or representation as to ownership, accuracy, adequacy or completeness thereof, or otherwise.

5.   Inspections.

5.1.   Prior to the Effective Date, Seller and Buyer entered into that certain Access Agreement dated as of March 17, 2024 (the "Access Agreement") pursuant to which Buyer was granted access to the Property to perform such inspections of the Property as Buyer has desired. All inspections and other due diligence performed by Buyer shall be performed under the terms and conditions of the Access Agreement, which is incorporated into this Agreement by this reference in its entirety, except that the "Inspection Period" shall be the period defined in Section 6.1.

6.   Approval.

6.1.   Buyer shall have until 5:00 p.m Central Time on April 7, 2025 ("Inspection Period") to review and approve or disapprove the Due Diligence Items, the Inspections and the condition of the Property. If the Due Diligence Items or the Inspections show any fact, matter or condition to exist with respect to the Property that is unacceptable to Buyer, in Buyer's sole and absolute discretion, then Buyer shall be entitled, as its sole and exclusive remedy, either: (i) to terminate this Agreement; or (ii) to waive such facts, matters or conditions and proceed with the transaction contemplated by this Agreement. If, on or before expiration of the Inspection Period, Buyer does not provide written notice to Seller and Escrow Holder in the form attached hereto as Exhibit E waiving Buyer's termination rights set forth in this Section 6.1 (the "Waiver of Termination") then, (a) this Agreement and the Escrow shall thereupon be terminated, (b) Buyer shall not be entitled to purchase the Property, (c) Seller shall not be obligated to sell the Property to Buyer, (d) upon the return of the Due Diligence Items to Seller, Buyer shall be entitled to a refund of the Deposit, and (e) the parties shall be relieved of any further obligation to each other with respect to the Property, except as expressly provided in this Agreement. If Buyer timely delivers the Waiver of Termination, then the Due Diligence Items, Inspections and condition of the Property shall be deemed approved by Buyer and Buyer shall be deemed to have waived its right to terminate this Agreement pursuant to this Section 6.1, in which event (a) the parties shall be obligated to close the transaction contemplated hereby, except as may otherwise be provided herein, and (b) except as otherwise set forth herein, the Deposit shall be nonrefundable to Buyer, and shall be paid to Seller upon Closing or termination of this Agreement without further instructions by Buyer to Escrow Holder and shall be retained by Seller, except only as expressly provided herein.

6.2.   Notwithstanding anything to the contrary contained in this Agreement, Buyer hereby agrees that, in the event this Agreement is terminated for any reason, Buyer shall promptly, and at its sole expense, return to Seller all Due Diligence Items which have been delivered to Buyer, and, upon Seller's written request (but only upon Seller's written request),

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deliver to Seller copies of all reports, drawings, plans, studies, summaries, surveys, maps and other data prepared by third parties relating to the Property, subject to restrictions on Buyer's ability to make any such materials available to Seller that are imposed in any agreement with a third party consultant preparing any such reports or materials ("Buyer's Reports"); provided, however, that delivery of such copies and information by Buyer shall be without warranty or representation whatsoever, express or implied, including, without limitation, any warranty or representation as to ownership, accuracy, adequacy or completeness thereof or otherwise. Buyer shall cooperate with Seller at no expense to Buyer in order to obtain a waiver of any such restrictions.

6.3.   Upon Closing, Seller shall terminate those Contracts relating to the Property which are terminable without any cost or liability to Seller, unless Buyer notifies Seller by written notice during the Inspection Period as to which of such Contracts should not be canceled and will be assumed by Buyer. Taking into account any credits or prorations to be made pursuant to this Agreement for payments coming due after Closing but accruing prior to Closing, or payments made prior to Closing but accruing after Closing, all such Contracts which Buyer has requested, in writing, not to be terminated by Seller, and all Contracts that cannot be terminated without cost or penalty shall be assigned and assumed by Buyer at Closing. Seller shall terminate Seller's existing property management agreement prior to the Closing.

7.   Escrow.

7.1.   Instructions. The purchase and sale of the Property shall be consummated through an escrow ("Escrow") with Escrow Holder. This Agreement shall be considered as the escrow instructions between the parties, with such further instructions as Escrow Holder may reasonably require in order to clarify its duties and responsibilities. If Escrow Holder shall reasonably require further escrow instructions, Escrow Holder may prepare such instructions on its usual form. Such reasonable further instructions shall be promptly signed by Buyer and Seller and returned to Escrow Holder within three (3) Business Days of receipt thereof. In the event of any conflict between the terms and conditions of this Agreement and such further instructions, the terms and conditions of this Agreement shall control.

7.2.   Closing. Escrow shall close (the "Closing") on or before the forty-fifth (45th) day after the Effective Date; provided that Buyer shall have two (2) one-time rights to postpone the Closing, each by up to fifteen (15) days (each, a "Closing Extension Option"). To exercise a Closing Extension Option, Buyer shall deliver written notice to Seller and Escrow Agent at least five (5) Business Days prior to the originally scheduled Closing (or, with respect to the exercise of the second Closing Extension Option, the extended Closing) specifying the purpose and duration of the postponement and concurrently deliver to Escrow Agent the sum of Twenty-Five Thousand and No/100 Dollars ($25,000.00) (an "Extension Payment"), which Extension Payment(s) shall be held and disbursed together with the Deposit. Time is of the essence.

7.3.   Buyer Required to Deliver. Buyer shall deliver or cause to be delivered to Escrow, on or before Closing except as specified in Section 7.3.1, the following:

7.3.1.   On or before 11:00 a.m. Pacific Time, as applicable, on the Closing Date, the Purchase Price, subject to the closing adjustments, credits and prorations contemplated hereby; provided, however, that, notwithstanding anything to the contrary in this Agreement, if

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Buyer fails to make such delivery by 11:00 a.m. Pacific Time, as applicable, but nevertheless makes such delivery on the Closing Date, prorations shall be recalculated in accordance with Section 7.7 and for purposes of prorations, the Closing Date shall be deemed the next Business Day;

7.3.2.   Two (2) original counterparts executed by Buyer of an assignment and assumption agreement in substantially the form attached hereto as Exhibit B, whereby Seller assigns and conveys to Buyer all of Seller's right, title and interest in, and Buyer assumes all of Seller's obligations under, the Leases, the Contracts being assumed and the Permits (the "Assignment and Assumption Agreement");

7.3.3.   Two (2) original counterparts executed by Buyer of the Buyer's Closing Statement; and

7.3.4.   Such other documents as Title Company may reasonably require from Buyer in order to issue the Title Policy and to close this transaction.

7.4.   Seller Required to Deliver.   On or before Closing, Seller shall deliver or cause to be delivered to Escrow (unless otherwise noted) the following:

7.4.1.   A duly executed and acknowledged special warranty deed, conveying fee title to the Property in favor of Buyer, in substantially the form attached hereto as Exhibit C (the "Deed");

7.4.2.   An executed certificate of non-foreign status as required under federal and state law;

7.4.3.   A bill of sale of the Personal Property, if any, without warranty, in favor of Buyer and duly executed by Seller, in substantially the form attached hereto as Exhibit D;

7.4.4.   Two (2) original counterparts executed by Seller of the Assignment and Assumption Agreement;

7.4.5.   Two (2) original counterparts executed by Seller of the Seller's Closing Statement;

7.4.6.   If requested by Buyer, a letter from Seller, in form approved by Buyer, addressed to or delivered to each Tenant informing such Tenant of the change in ownership and directing that future rent payments be made to Buyer;

7.4.7.   Seller shall make available at the Property all keys to all buildings and other improvements located on the Property, combinations to any locks and safes thereon and security devices therein in Seller's possession;

7.4.8.   Seller shall make available at the Property, the original Leases (to the extent they exist, and if not, then photocopies) for any current tenants at the Property, together with any relevant correspondence in Seller's possession; and

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7.4.9.   Such other documents as Title Company may reasonably require from Seller in order to issue the Title Policy and to close this transaction.

7.5.   Buyer's Costs. Buyer shall pay the following:

7.5.1.   One half (1/2) of Escrow Holder's fees, costs and expenses;

7.5.2.   One half (1/2) of the cost of recording the Deed and any transfer tax;

7.5.3.   Any recording costs associated with any financing of the purchase of the Property, if any;

7.5.4.   Subject to Section 7.6.3, the premium for extended coverage owner's title insurance, for any endorsements to the Title Policy and for the lender's title policy, if desired by Buyer;

7.5.5.   Any costs of appraisal of the Property procured by Buyer;

7.5.6.   Its own legal fees and transaction costs; and

7.5.7.   All other costs not itemized above which are customarily borne by buyers of real property in the county in which the Property is situated.

7.6.   Seller's Costs. Seller shall pay the following:

7.6.1.   One half (1/2) of Escrow Holder's fees, costs and expenses;

7.6.2.   One half (1/2) of the cost of recording the Deed and any transfer tax;

7.6.3.   The premium for a standard coverage owner's ALTA Title Policy;

7.6.4.   Its own legal fees and transaction costs; and

7.6.5.   All other costs not itemized above which are customarily borne by sellers of real property in the county in which the Property is situated.

7.7.   Prorations.

7.7.1.   Items to be Prorated. The following shall be prorated between Seller and Buyer as of the Closing Date with Seller being deemed the owner of the Property as of the Closing Date:

7.7.1.1.   Taxes and Assessments.   All non-delinquent real property taxes, assessments and other governmental impositions of any kind or nature, including, without limitation, any special assessments or similar charges (collectively, "Taxes"), which relate to the tax year within which the Closing occurs based upon the actual number of days in the tax year. The proration for Taxes shall be based upon the most recently issued tax bill for the Property and shall be calculated based upon the maximum early payment discount available. The prorations

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for Taxes which are made at Closing shall be final, and not subject to reproration after Closing. Upon the Closing, Buyer shall be responsible for Taxes payable from and after the Closing. In no event shall Seller be charged with or be responsible for any real property taxes or assessments (whether as a result of an increase therein or otherwise) arising out of sale of the Property or arising out of any improvements made or leases entered into after the Closing. With respect to all periods for which Seller has paid Taxes, Seller hereby reserves the right to institute or continue any proceeding or proceedings for the reduction of the assessed valuation of the Property, and, in its sole discretion, to settle the same. Seller shall have the sole authority to control the progress of, and to make all decisions with respect to, such proceedings but shall provide Buyer with copies of all communications with the taxing authorities. All net tax refunds and credits which are attributable to any period prior to the Closing which Seller has paid or for which Seller has given a credit to Buyer shall belong to and be the property of Seller. All net tax refunds and credits attributable to any period subsequent to the Closing shall belong to and be the property of Buyer. At Seller's expense, Buyer agrees to cooperate with Seller in connection with the prosecution of any such proceedings and to take all steps, whether before or after the Closing, as may be necessary to carry out the intention of this Subsection 7.7.1.1, including the delivery to Seller, upon demand, of copies of any relevant books and records, including receipted tax bills and cancelled checks used in payment of such Taxes, the execution of any and all consent or other documents, and the undertaking of any acts necessary for the collection of such refund by Seller. Buyer agrees that, as a condition to the transfer of the Property by Buyer, Buyer will cause any transferee to assume the obligations set forth herein.

7.7.1.2. <u>Rents</u>. Buyer will receive a credit at the Closing for all rents collected by Seller prior to the Closing and allocable to the period from and after the Closing based upon the actual number of days in the month. No credit shall be given Seller for accrued and unpaid rent or any other non-current sums due from Tenants until these sums are paid, and Seller shall retain the right to collect any such rent provided Seller does not sue to evict any tenants or terminate any Leases. For a period of ninety (90) days after Closing, Buyer shall cooperate with Seller after the Closing to collect any rent under the Leases which has accrued as of the Closing; provided, however, Buyer shall not be obligated to sue any Tenants or exercise any legal remedies under the Leases or to incur any expense over and above its own regular collection expenses. All payments collected from Tenants after the Closing shall first be applied to the most current month and then to any rent due to Seller for the period prior to Closing; payments collected by either party after Closing shall be paid over to the party entitled thereto under this Section 7.7.1.2 within five (5) Business Days after receipt thereof.

7.7.1.3. <u>Operating Expenses</u>. All operating expenses, including all charges under the Contracts which are assumed by Buyer, shall be prorated, and as to each service provider, operating expenses payable or paid to such service provider in respect to the billing period of such service provider in which the Closing occurs (the "Current Billing Period"), shall be prorated on a per diem basis based upon the number of days in the Current Billing Period prior to the Closing and the number of days in the Current Billing Period from and after the Closing, and assuming that all charges are incurred uniformly during the Current Billing Period. If actual bills for the Current Billing Period are unavailable as of the Closing, then such proration shall be made on an estimated basis based upon the most recently issued bills, subject to readjustment upon receipt of actual bills.

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7.7.1.4. <u>Security Deposits; Prepaid Rents</u>. Prepaid rentals and other tenant charges and security deposits (including any portion thereof which may be designated as prepaid rent) under Leases, if and to the extent that such deposits are obligations under the Leases and have not been otherwise applied by Seller to any obligations of any Tenants under the Leases, shall be credited against the Purchase Price, and upon the Closing, Buyer shall assume full responsibility for all security deposits to be refunded to the Tenants under the Leases.

7.7.2. <u>Calculation; Reproration</u>. Prior to Closing the Seller and Escrow Holder shall jointly prepare an estimated closing statement which shall set forth the costs payable under Sections 7.5 and 7.6 and the prorations and credits provided for in Section 7.7.1 and elsewhere in this Agreement. Any item which cannot be finally prorated because of the unavailability of information shall be tentatively prorated on the basis of the best data then available and adjusted when the information is available in accordance with this subsection; provided, however, that there shall be no reproration for Taxes. The estimated closing statement as adjusted as aforesaid and approved in writing by the parties shall be referred to herein as the "Closing Statement." If the prorations and credits made under the Closing Statement shall prove to be incorrect or incomplete for any reason, then either party shall be entitled to an adjustment to correct the same; provided, however, that there shall be no reproration for taxes and assessments; and further provided that any adjustment shall be made, if at all, within sixty (60) days after the Closing, and if a party fails to request an adjustment to the Closing Statement by a written notice delivered to the other party within the applicable period set forth above (such notice to specify in reasonable detail the items within the Closing Statement that such party desires to adjust and the reasons for such adjustment), then the prorations and credits set forth in the Closing Statement shall be binding and conclusive against such party.

7.7.3. <u>Items Not Prorated</u>. Seller and Buyer agree that (i) on the Closing, the Property will not be subject to any financing arranged by Seller, (ii) none of the insurance policies relating to the Property will be assigned to Buyer, and Buyer shall responsible for arranging for its own insurance effective immediately after the Closing Date; and (iii) utilities, including telephone, electricity, water and gas, shall be read on the Closing Date, and Buyer shall be responsible for all the necessary actions needed to arrange for utilities to be transferred to the name of Buyer immediately after the Closing Date, including the posting of any required deposits, and Seller shall be entitled to recover and retain from the providers of such utilities any refunds or overpayments to the extent applicable to the period prior to the Closing, and any utility deposits which it or its predecessors may have posted. Accordingly, there will be no prorations for debt service, insurance or utilities. In the event a meter reading is unavailable for any particular utility, such utility shall be prorated in the manner provided in Section 7.7.2.

7.7.4. <u>Indemnification</u>. Buyer and Seller shall each indemnify, protect, defend and hold the other harmless from and against any claim in any way arising from the matters for which the other receives a credit or otherwise assumes responsibility pursuant to this Section, but solely as to claims related to the time of their respective ownership of the Property.

7.7.5. <u>Survival</u>. This Section 7.7 shall survive the Closing.

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8.   <u>Representations, Warranties, and Covenants</u>.

        8.1.   <u>Representations of Seller</u>. Seller hereby represents and warrants as of the date hereof, and as of the Closing Date, to Buyer as follows:

        8.1.1.   Seller has full power and authority to enter into this Agreement, to perform this Agreement and to consummate the transactions contemplated hereby. This Agreement and all documents executed by Seller that are to be delivered to Buyer at Closing are, or at the time of Closing will be, duly authorized, executed and delivered to the Seller. This Agreement is a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to the effect of applicable bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar laws affecting the rights of creditors generally. As of the Effective Date, Seller is not a debtor in any state or federal bankruptcy or insolvency proceeding.

        8.1.2.   Seller is not a "foreign person" within the meaning of Section 1445(f) of the Internal Revenue Code of 1986, as amended (the "<u>Code</u>").

        8.1.3.   Seller is in compliance with the requirements of Executive Order No. 13224, 66 Fed. Reg. 49079 (Sept. 25, 2001) (the "Order") and other similar requirements contained in the rules and regulations of the Office of Foreign Assets Control, Department of the Treasury ("<u>OFAC</u>") and in any enabling legislation or other Executive Orders or regulations in respect thereof (the Order and such other rules, regulations, legislation, or orders are collectively called the "<u>Orders</u>").

        8.1.3.1.   Neither Seller nor any beneficial owner of Seller:

        (A)   is listed on the Specially Designated Nationals and Blocked Persons List maintained by OFAC pursuant to the Order and/or on any other list of terrorists or terrorist organizations maintained pursuant to any of the rules and regulations of OFAC or pursuant to any other applicable Orders (such lists are collectively referred to as the "<u>Lists</u>");

        (B)   is a person who has been determined by competent authority to be subject to the prohibitions contained in the Orders;

        (C)   is owned or controlled by, nor acts for or on behalf of, any person or entity on the Lists or any other person or entity who has been determined by competent authority to be subject to the prohibitions contained in the Orders; or

        (D)   shall transfer or permit the transfer of any interest in Seller or any beneficial owner in Seller to any person or entity who is, or any of whose beneficial owners are, listed on the Lists.

        8.1.3.2.   Seller hereby covenants and agrees that if Seller obtains knowledge that Seller or any of its beneficial owners becomes listed on the Lists or is indicted, arraigned, or custodially detained on charges involving money laundering or predicate crimes to

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money laundering, Seller shall immediately notify Buyer in writing, and in such event, Buyer shall have the right to terminate this Agreement without penalty or liability to Buyer immediately upon delivery of written notice thereof to Seller. In such event the Deposit shall promptly be returned to Buyer, and neither party shall have any further liability or obligation to the other under this Agreement, except for the indemnity provisions set forth in this Agreement and any other provision of this Agreement that is intended to survive the termination of this Agreement.

8.1.4. To Seller's Knowledge, all financial, operational and leasing information delivered to Buyer is consistent with the business records maintained by Seller in the ordinary course.

8.1.5. To Seller's Knowledge, there are no existing conditions of the Property or of Seller relating to its business, properties or assets that would materially adversely affect Seller's ability to perform the obligations contemplated under this Agreement.

8.1.6. No third-party, including any federal, state or local governmental authorities, commissions, boards or bureaus, including, without limitation, or any internal board of directors approval or consent is required for Seller to enter into this Agreement or to consummate the transactions contemplated hereby.

8.1.7. The copies of the Leases made available to Buyer are true and correct in all material respects and complete copies thereof and the rent roll provided for Buyer's inspection is the rent roll that Seller uses in its day-to-day operations and maintains in its files for the Property. There are no leases or occupancy arrangements currently in effect with respect to the Property other than those listed on the rent roll. Seller will provide Buyer with a complete list of all rental delinquencies existing under the Leases as of the close of the last full calendar month immediately preceding the Effective Date.

8.1.8. Except as set forth in the rent roll, no Tenant claims or is entitled to "free" rent, rent concessions, rebates, rent abatements, set-offs or offsets against rent that would be applicable to the period following Closing. No commissions or finder's fees are payable in connection with any of the Leases, except that which will be paid in full by Seller prior to Closing.

8.1.9. Seller has delivered a true, correct and complete copy of each of the Contracts (including, without limitation, any and all modifications, extensions and amendments thereto) to Buyer. No default or breach exists under any of the Contracts and all of the Contracts are in full force and effect in accordance with their terms.

8.1.10. There are no actions, suits or proceedings (zoning or otherwise) or governmental investigations (including, without limitation, any eminent domain or similar proceeding) pending or, to Seller's knowledge, threatened against or relating to (A) the ownership, management or operation of the Property, or (B) Seller, which would affect Buyer or the Property after the Closing. Seller is and shall remain responsible after the Closing Date for defending (or continuing to defend), and for indemnifying and holding Buyer harmless from, any suit or proceeding attributable to the period prior to the Closing Date, and for all damages, losses, expenses and costs related thereto.

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8.1.11. To Seller's Knowledge, there are no threatened or pending proceedings to condemn the Property or threatened or pending eminent domain proceedings against the Property.

8.1.12. Seller is not the subject of, nor has Seller received any written notice of or threat that it has or will become the subject of, any actions or proceedings under the United States Bankruptcy Code, 11 U.S.C. §§ 101, et seq., or under any other federal, state or local laws affecting the rights of debtors and/or creditors generally, whether voluntary or involuntary and including, without limitation, proceedings to set aside or avoid any transfer of any interest in property or obligations, whether denominated as a fraudulent conveyance, preferential transfer or otherwise, or to recover the value thereof or to charge, encumber or impose a lien thereon.

8.1.13. To Seller's Knowledge, all of the Property Documents delivered or made available to Buyer are complete copies of such documents to the extent in Seller's possession or control.

8.1.14. No notices of violations of any laws, statutes, codes, acts, ordinances, rules, regulations, permits, licenses or requirements of any governmental authority governing or regulating the use and operation, or otherwise applicable to, the Property (collectively, the "Legal Requirements") have been received by Seller that have not already been cured and removed from the applicable public records. Seller has not entered into any agreements with any governmental authority in connection with compliance with any Legal Requirements.

8.1.15. Seller has not retained anyone to file notices of protest against, or to commence actions to review, real property tax assessments against the Property. Seller has not received any written notice of any special assessment proceedings affecting the Property.

8.1.16. The Property is not a "plan asset", as defined in the Employment Retirement Income Security Act of 1974, as amended ("ERISA") and the sale of the Property by Seller is not a "prohibited transaction" under ERISA.

8.1.17. Other than the Contracts and Leases, Seller is not a party to and has no knowledge of any unrecorded agreement or written understanding with any third party that would affect the ownership, use, development, management or operation of Property following Closing.

8.1.18. For purposes of this Agreement "Seller's Knowledge" means the current actual (as opposed to constructive, imputed or implied) knowledge solely of Roy Blavvise (an officer of Seller), who is the person associated with Seller who are most knowledgeable about the Property and the subject matter of this Section 8, without duty of investigation or inquiry whatsoever, and shall not be construed to refer to the knowledge of any other officer, agent, representative or employee of the Seller or Affiliate of the Seller. Seller hereby disclaims liability for any unintentional misstatement and disclaims any obligation to conduct any independent investigation with respect to such matters. Furthermore, it is understood and agreed that such

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individual shall have no personal liability in any manner whatsoever hereunder or otherwise related to the transactions contemplated hereby.

8.1.19. Notwithstanding any other provisions of this Agreement and in addition to any of Buyer's other remedies hereunder, the representations and warranties included in this Section 8 shall survive the Closing and the execution and delivery of the Warranty Deed for nine (9) months following the Closing.

8.2. Approval of Property; Limitations on Seller Representations and Warranties.

8.2.1. Except as is specifically provided in Section 8.1 of this Agreement, Seller makes no representations or warranties as to the truth, accuracy, completeness, methodology of preparation or otherwise concerning any engineering or environmental reports, audits, the materials prepared by Seller or any other materials, data or other information whatsoever supplied to Buyer in connection with Buyer's inspection of the Property. It is the parties' express understanding and agreement that such materials, if provided, are provided only for Buyer's convenience in making its own examination and determination prior to the expiration of the Inspection Period as to whether it wishes to purchase the Property, and, in doing so, Buyer shall rely exclusively on its own independent investigation and evaluation of every aspect of the Property and not on any materials supplied by Seller. Except as may be specifically provided elsewhere in this Agreement, Buyer expressly disclaims any intent to rely on any such materials provided to it by Seller in connection with its inspection and agrees that it shall rely solely on its own independently developed or verified information. Except with respect to all obligations in this Agreement (including, without limitation, Seller's express representations and warranties) that are expressly stated to survive Closing (collectively, the "Surviving Obligations"), Buyer hereby releases Seller and its agents, representatives and employees from any and all claims, demands and causes of action, past, present and future that Buyer may have relating to (i) the condition of the Property at any time, before or after the Closing, including, without limitation, the presence of any hazardous materials; or (ii) any other matter pertaining to the Property. This release shall survive the Closing or the termination of this Agreement.

8.2.2. In the event of any material breach by Seller of any of the preceding representations or warranties or any other provision hereof which is discovered by Buyer prior to Closing, Buyer's sole remedy shall be either: (i) to give written notice to Seller describing such breach and stating that, if Seller is unable to cure the breach within seven (7) Business Days, this Agreement is terminated; or (ii) waive such material breach and proceed with the Closing. In the event of any material breach by Seller of any material representations or warranties or any other material breach by Seller of any other provision of this Agreement or any agreement delivered in connection herewith discovered after Closing, Seller shall have no liability except that if Seller intentionally made representations or warranties that were not true and correct in all material respects as of the time made, Seller shall reimburse Buyer for its out-of-pocket, third-party costs and expenses incurred in connection with this Agreement, investigating the Property and otherwise preparing to purchase the Property, not to exceed the aggregate amount of Seventy-Five Thousand Dollars ($75,000), and the parties shall have no further rights or obligations hereunder, except for those that expressly survive any such termination. In no event shall Seller be liable for any direct,

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indirect or consequential damages on account of Seller's breach of any representation or warranty contained in this Agreement. Additionally, if Buyer becomes aware prior to the Closing that any representation or warranty hereunder is untrue, or any covenant or condition to Closing has not been fulfilled or satisfied (if not otherwise waived by Buyer), and Buyer nonetheless proceeds to close on the purchase of the Property, then Buyer shall be deemed to have irrevocably and absolutely waived, relinquished and released all rights and claims against Seller for any damage or other loss arising out of or resulting from such untrue representation or warranty or such unfulfilled or unsatisfied covenant or condition. Buyer shall be deemed to be aware of any matter (i) regarding which any employee or agent of Buyer has actual knowledge, (ii) which is disclosed in the Due Diligence Items and/or (iii) regarding which Buyer has received written notice, including, without limitation, any matters disclosed in Buyer's Reports.

        8.2.3. <u>Approval of Property</u>. The consummation of the purchase and sale of the Property pursuant to this Agreement shall be deemed Buyer's acknowledgement that it has had an adequate opportunity to make such legal, factual and other inspections, inquiries and investigations as it deems necessary, desirable or appropriate with respect to the Property. Such inspections, inquiries and investigations of Buyer shall be deemed to include, but shall not be limited to, any leases and contracts pertaining to the Property, the physical components of all portions of the Property, the physical condition of the Property, such state of facts as an accurate survey, environmental report and inspection would show and the present and future zoning ordinance, ordinances and resolutions. Except as expressly provided in this Agreement and the Closing documents, Buyer shall not be entitled to and shall not rely upon, Seller or Seller's agents with regard to, and Seller will not make any representation or warranty with respect to: (i) the quality, nature, adequacy or physical condition of the Property including, but not limited to, the structural elements, foundation, roof, appurtenances, access, landscaping, parking facilities or the electrical, mechanical, HVAC, plumbing, sewage or utility systems, facilities or appliances at the Property, if any; (ii) the quality, nature, adequacy or physical condition of soils or the existence of ground water at the Property; (iii) the existence, quality, nature, adequacy or physical condition of any utilities serving the Property; (iv) the development potential of the Property, its habitability or merchantability or the fitness, suitability or adequacy of the Property for any particular purpose; (v) the zoning or other legal status of the Property; (vi) the Property or its operations' compliance with any applicable codes, laws, regulations, statutes, ordinances, covenants, conditions or restrictions of any governmental or quasi-governmental entity or of any other person or entity; (vii) the quality of any labor or materials relating in any way to the Property; or (viii) the condition of title to the Property or the nature, status and extent of any right-of-way, lease, right of redemption, possession, lien, encumbrance, license, reservation, covenant, condition, restriction or any other matter affecting the Property except as expressly set forth in this Agreement. **EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, SELLER HAS NOT, DOES NOT AND WILL NOT MAKE ANY WARRANTIES OR REPRESENTATIONS WITH RESPECT TO THE PROPERTY AND SELLER SPECIFICALLY DISCLAIMS ANY OTHER IMPLIED WARRANTIES OR WARRANTIES ARISING BY OPERATION OF LAW, INCLUDING, BUT IN NO WAY LIMITED TO, ANY WARRANTY OF CONDITION, MERCHANTABILITY, HABITABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE. FURTHERMORE, SELLER HAS NOT, DOES NOT AND WILL NOT MAKE ANY REPRESENTATION OR WARRANTY WITH REGARD TO COMPLIANCE WITH ANY ENVIRONMENTAL PROTECTION, POLLUTION OR**

LAND USE LAWS, RULES, REGULATIONS, ORDERS OR REQUIREMENTS INCLUDING, BUT NOT LIMITED TO, THOSE PERTAINING TO THE HANDLING, GENERATING, TREATING, STORING OR DISPOSING OF ANY HAZARDOUS WASTE OR SUBSTANCE INCLUDING, WITHOUT LIMITATION, ASBESTOS, PCB AND RADON. BUYER ACKNOWLEDGES THAT BUYER IS A SOPHISTICATED BUYER FAMILIAR WITH THIS TYPE OF PROPERTY AND THAT, SUBJECT ONLY TO THE EXPRESS WARRANTIES SET FORTH IN THIS AGREEMENT, BUYER WILL BE ACQUIRING THE PROPERTY "AS IS AND WHERE IS, WITH ALL FAULTS," IN ITS PRESENT STATE AND CONDITION, SUBJECT ONLY TO NORMAL WEAR AND TEAR, AND BUYER SHALL ASSUME THE RISK THAT ADVERSE MATTERS AND CONDITIONS MAY NOT HAVE BEEN REVEALED BY BUYER'S INSPECTIONS AND INVESTIGATIONS. BUYER SHALL ALSO ACKNOWLEDGE AND AGREE THAT THERE ARE NO ORAL AGREEMENTS, WARRANTIES OR REPRESENTATIONS COLLATERAL TO OR AFFECTING THE PROPERTY BY SELLER, ANY AGENT OF SELLER OR ANY THIRD PARTY. THE TERMS AND CONDITIONS OF THIS SECTION SHALL SURVIVE THE CLOSING, AND NOT MERGE WITH THE PROVISIONS OF ANY CLOSING DOCUMENTS. SELLER SHALL NOT BE LIABLE OR BOUND IN ANY MANNER BY ANY ORAL OR WRITTEN STATEMENTS, REPRESENTATIONS OR INFORMATION PERTAINING TO THE PROPERTY FURNISHED BY ANY REAL ESTATE BROKER, AGENT, EMPLOYEE, SERVANT OR OTHER PERSON, UNLESS THE SAME ARE SPECIFICALLY SET FORTH OR REFERRED TO IN THIS AGREEMENT. EXCEPT WITH REGARD TO THE OBLIGATIONS EXPRESSLY SET FORTH IN THIS AGREEMENT AND THE REPRESENTATIONS AND WARRANTIES IN SECTION 8.1 HEREOF OR IN THE CLOSING DOCUMENTS, BUYER HEREBY RELEASES SELLER AND ITS AGENTS, REPRESENTATIVES AND EMPLOYEES FROM ANY AND ALL LIABILITY RELATING TO THE CONDITION OF THE PROPERTY BEFORE OR AFTER THE CLOSING AND ANY OTHER MATTER RELATING TO THE PROPERTY, WHETHER KNOWN OR UNKNOWN AT THE TIME OF THE CLOSING.

       8.2.4. <u>Release</u>. Except for the Surviving Obligations, Buyer for itself and its agents, affiliates, successors and assigns, hereby releases and forever discharges Seller, and any party related to or affiliated with Seller and their respective successors and assigns (the "<u>Seller Related Parties</u>") from and against any and all claims at law or equity which Buyer or any party related to or affiliated with Buyer and their respective successors and assigns (each a "<u>Buyer Related Party</u>"), whether known or unknown at the time of this agreement, which Buyer or a Buyer Related Party has or may have in the future, arising from or related to any matter or thing relating to or in connection with the Property, including but not limited to, the documents and information referred to in this Agreement, the Leases and the Tenants, any construction defects, errors or omissions in the design or construction and arising out of the physical, environmental, economic or legal condition of the Property, including, without limitation, any claim for indemnification or contribution arising under the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. Section 9601, et. seq.) or any similar federal, state or local statute, rule or ordinance relating to liability of property owners or operators for environmental matters. For the foregoing purposes, Buyer hereby specifically waives the provisions of Section 1542 of the

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California Civil Code and any similar law of any other state, territory or jurisdiction. Section 1542 provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.

BUYER HEREBY SPECIFICALLY ACKNOWLEDGES THAT BUYER HAS CAREFULLY REVIEWED THIS SUBSECTION AND DISCUSSED ITS IMPORT WITH LEGAL COUNSEL AND THAT THE PROVISIONS OF THIS SUBSECTION ARE A MATERIAL PART OF THIS AGREEMENT.

INITIALS ON BEHALF OF BUYER:

8.3. Covenants of Seller. Seller hereby covenants as follows:

8.3.1. At all times from the Effective Date through the Closing Date, Seller shall cause to be in force fire and extended coverage insurance upon the Property and public liability insurance with respect to damage or injury to persons or property occurring on the Property in at least such amounts as are maintained by Seller on the Effective Date.

8.3.2. From the Effective Date through the Closing Date, Seller shall not sell, assign or convey any right, title or interest whatsoever in or to the Property, or create or permit to attach any lien, security interest, easement, encumbrance, charge or condition affecting the Property (other than the Permitted Exceptions and leases in the ordinary course) without promptly discharging the same prior to Closing.

8.3.3. Except as may be necessary for health and safety, Seller shall not, without Buyer's written approval, (a) amend or waive any right under any Contract; or (b) enter into any agreement of any type affecting the Property that is not terminable on 30 days' notice.

8.3.4. From and after the Effective Date, Seller shall lease, operate and maintain the Property in the manner in which Seller has previously operated and maintained the Property (including such manner during the 90 days prior to the Effective Date) and shall exert commercially reasonable efforts to try to maintain not less than a 92.5% occupancy rate therein; provided, however, that Seller shall have no obligation to make any capital improvements.

8.3.5. From and after the Effective Date, Seller shall exert its best efforts to try to provide Buyer with weekly reports as to general occupancy, leasing and collections during such period. Such reports shall include name of resident, rent amount and status of tenancy (including starting and ending date of lease, security deposit amount and payment status).

9. Representations and Warranties of Buyer. Buyer hereby represents and warrants to Seller as follows:

9.1.   Buyer is a limited liability company duly organized and validly existing under the laws of the State of Delaware. Buyer has full power and authority to enter into this Agreement, to perform this Agreement and to consummate the transactions contemplated hereby. This Agreement is a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to the effect of applicable bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar laws affecting the rights of creditors generally.

9.2.   The execution, delivery and performance by Buyer of this Agreement, and all other agreements, instruments and documents referred to or contemplated herein or therein do not require the consent, waiver, approval, license or authorization of any person or public authority which has not been obtained and do not and will not contravene or violate (with or without the giving of notice or the passage of time or both), the organizational documents of Buyer or any judgment, injunction, order, law, rule or regulation applicable to Buyer. Buyer is not a party to, or subject to or bound by, any judgment, injunction or decree of any court or governmental authority or any lease, agreement, instrument or document which may restrict or interfere with the performance by Buyer of this Agreement, or such other leases, agreements, instruments and documents.

9.3.   OFAC. Buyer is in compliance with the requirements of the Orders.

(i)   Neither Buyer nor any beneficial owner of Buyer:

(A)   is listed on Lists;

(B)   is a person who has been determined by competent authority to be subject to the prohibitions contained in the Orders;

(C)   is owned or controlled by, nor acts for or on behalf of, any person or entity on the Lists or any other person or entity who has been determined by competent authority to be subject to the prohibitions contained in the Orders; or

(D)   shall transfer or permit the transfer of any interest in Buyer or any beneficial owner in Buyer to any person or entity who is, or any of whose beneficial owners are, listed on the Lists.

(ii)   Buyer hereby covenants and agrees that if Buyer obtains knowledge that Buyer or any of its beneficial owners becomes listed on the Lists or is indicted, arraigned, or custodially detained on charges involving money laundering or predicate crimes to money laundering, Buyer shall immediately notify Seller in writing, and in such event, Seller shall have the right to terminate this Agreement without penalty or liability to Seller immediately upon delivery of written notice thereof to Buyer. In such event the Deposit shall promptly be returned to Buyer, and neither party shall have any further liability or obligation to the other under this Agreement, except for the indemnity provisions set forth in this Agreement and any other provision of this Agreement that is intended to survive the termination of this Agreement.

10. <u>Conditions Precedent to Closing</u>.

10.1. In addition to any other conditions set forth in this Agreement, the obligations of Buyer pursuant to this Agreement shall, at the option of Buyer, be subject to the following conditions precedent:

10.1.1. All of the representations, warranties and agreements of Seller set forth in this Agreement shall be true and correct in all material respects as of the Effective Date and the Closing Date, and Seller shall not have on or prior to Closing, failed to meet, comply with or perform in any material respect any conditions or agreements on Seller's part as required by the terms of this Agreement.

10.1.2. There shall not exist any material, adverse encumbrance or title defect affecting the Property except for the Permitted Exceptions or matters to be satisfied or insured over at Closing.

10.2. The obligations of Seller under this Agreement shall, at the option of Seller, be subject to the following condition precedent: All of the representations, warranties and agreements of Buyer set forth in this Agreement shall be true and correct in all material respects as of the Effective Date and the Closing Date, and Buyer shall not have on or prior to Closing, failed to meet, comply with or perform in any material respect any conditions or agreements on Buyer's part as required by the terms of this Agreement.

10.3. If any such condition is not fully satisfied by Closing, the party in whose favor the condition runs shall notify the other party and may terminate this Agreement by written notice (in all events such written notice shall be given prior to Closing) whereupon this Agreement may be canceled, and upon return of the Due Diligence Items, the Deposit shall be paid to Buyer and, thereafter, neither Seller nor Buyer shall have any continuing obligations hereunder except as otherwise expressly set forth herein; provided, however, that if Buyer notifies Seller of a failure to satisfy the conditions precedent set forth in Section 10.1, Seller may, within five (5) Business Days of receipt of Buyer's notice agree to satisfy the condition by written notice to Buyer, and Buyer shall thereupon be obligated to close the transaction contemplated hereby provided Seller so satisfies such condition.

11. <u>Damage or Destruction Prior to Closing</u>. In the event that the Property should be damaged by any casualty after the Effective Date and prior to the Closing, then if the cost of repairing such damage, as reasonably estimated by Seller, is:

11.1. Less than Three Hundred Seventy-Five Thousand and No/100 Dollars ($375,000.00) (inclusive of architectural and engineering fees, permit fees and costs of construction), the Closing shall proceed as scheduled and insurance proceeds sufficient to restore the Property shall be assigned or distributed to Buyer to the extent not expended by Seller for restoration, Buyer shall assume the responsibility for any restoration, and Buyer shall receive a credit for the amount of any deductible; or if said cost is:

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11.2. Equal to or greater than Three Hundred Seventy-Five Thousand and No/100 Dollars ($375,000.00), then Buyer, within ten (10) days after Seller notifies Buyer of such damage, may elect to terminate this Agreement, in which case upon return of the Due Diligence Items, the Deposit shall be returned to Buyer and neither party shall have any further obligation to the other, except for Buyer's indemnification obligations under Section 5. If Buyer does not elect to terminate this Agreement in accordance with the foregoing, insurance proceeds sufficient to restore the Property shall be assigned or distributed to Buyer (inclusive of architectural and engineering fees, permit fees and costs of construction) to the extent not expended by Seller for restoration, Buyer shall assume the responsibility for any restoration, and Buyer shall receive a credit for the amount of any deductible.

12. <u>Eminent Domain</u>. If, before the Closing, proceedings are commenced for the taking by exercise of the power of eminent domain of all or a material part of the Property which, as reasonably determined by Buyer, would render the Property unacceptable to Buyer or unsuitable for Buyer's intended use, Buyer shall have the right, by giving notice to Seller within five (5) Business Days after Seller gives notice of the commencement of such proceedings to Buyer, to terminate this Agreement, in which event this Agreement shall terminate, the Deposit shall be returned to Buyer upon return of the Due Diligence Items and neither party shall have any further obligation to the other except for Buyer's indemnification under Section 5. If, before the Closing, proceedings are commenced for the taking by exercise of the power of eminent domain of less than such a material part of the Property, or if Buyer has the right to terminate this Agreement pursuant to the preceding sentence but Buyer does not exercise such right, then this Agreement shall remain in full force and effect and, at the Closing, the condemnation award (or, if not therefore received, the right to receive such portion of the award) payable on account of the taking shall be transferred in the same manner as title to the Property is conveyed. Seller shall give notice to Buyer within five (5) Business Days after Seller's receiving notice of the commencement of any proceedings for the taking by exercise of the power of eminent domain of all or any part of the Property.

13. <u>Notices</u>. All notices, demands and other communications of any type given by any party hereunder, whether required by this Agreement or in any way related to the transaction contracted for herein, shall be void and of no effect unless given in accordance with the provisions of this Section. All notices shall be in writing and shall be delivered (i) by courier; (ii) by Federal Express or other nationally recognized overnight delivery service; (iii) by facsimile; or (iv) by e-mail. Notices delivered by facsimile or e-mail must be followed by confirmation via Federal Express or other nationally recognized overnight delivery service. Notices shall be deemed received (i) if by courier, upon delivery or refusal of same; (ii) if by Federal Express or other nationally recognized overnight delivery service, the Business Day following deposit; (iii) if by facsimile, upon confirmation of transmission; and (iv) immediately following e-mail transmission. Any notice received on a day that is not a Business Day or after 5:00 p.m. Pacific Time on a Business Day shall be deemed received on the next Business Day. Notices shall be given to the following addresses:

Seller: Colonial HP LLC
                                 SW REO Colonial LLC
                                 Colonia Properties LLC

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c/o Manna Capital
500 W Touhy Avenue
Skokie, IL 60077
Attention: Tomer Bitton
Phone: (773) 710-1044
E-mail: tbitton@manna-capital.com

With Required Copy to: Brown, Udell, Pomerantz & Delrahim
                              180 North LaSalle Street, Suite 2850
                              Chicago, Illinois 60601
                              Attention: Jeffrey S. Arnold
                              E-mail: jarnold@bupdlaw.com

Buyer: Prime Capital Investments, LLC
                              1133 Camelback Street, Unit 7909
                              Newport Beach, California 92658
                              Attention: Danny Flores
                              E-mail: dflores@primecapi.com

With Required Copy to: Jaburg Wilk
                              1850 N. Central Avenue, Suite 1200
                              Phoenix, Arizona 85004
                              Attention: Neal H. Bookspan
                              E-mail: nhb@jaburgwilk.com

14.   Remedies.

        14.1.   Defaults by Seller. This Section 14.1 shall not apply to breaches of representations and warranties, which shall be governed by Section 8.2.2.. If there is any default by Seller under this Agreement, following notice to Seller and seven (7) Business Days after Seller's receipt of such notice, during which period Seller may cure the default, Buyer may, as it sole option, elect to either (i) declare this Agreement terminated in which case the Deposit shall be returned to Buyer upon the return of the Due Diligence Items; or (ii) treat this Agreement as being in full force and effect and bring an action against Seller for specific performance.

        14.2.   DEFAULTS BY BUYER. IF THERE IS ANY DEFAULT BY BUYER UNDER THIS AGREEMENT, FOLLOWING NOTICE TO BUYER AND SEVEN (7) BUSINESS DAYS AFTER BUYER'S RECEIPT OF SUCH NOTICE, DURING WHICH PERIOD BUYER MAY CURE THE DEFAULT, THEN SELLER MAY, AS ITS SOLE REMEDY, DECLARE THIS AGREEMENT TERMINATED, IN WHICH CASE THE DEPOSIT SHALL BE PAID TO SELLER AS LIQUIDATED DAMAGES AND EACH PARTY SHALL THEREUPON BE RELIEVED OF ALL FURTHER OBLIGATIONS AND LIABILITIES, EXCEPT ANY WHICH SURVIVE TERMINATION. NOTWITHSTANDING THE FOREGOING, (I) BUYER'S RIGHT TO CURE SHALL NOT BE APPLICABLE TO A FAILURE TO CLOSE AND THE CLOSING SHALL IN NO EVENT BE EXTENDED PURSUANT TO THIS SECTION, AND (II) SELLER'S RIGHT TO RECEIVE THE DEPOSIT

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AS LIQUIDATED DAMAGES SHALL NOT APPLY TO THE PERIOD OF TIME PRIOR TO THE EXPIRATION (OR WAIVER) OF THE INSPECTION PERIOD, BUT DURING SAID TIME PERIOD, SELLER SHALL BE ENTITLED TO EXERCISE SUCH RIGHTS AND REMEDIES AVAILABLE TO IT AT LAW AND IN EQUITY. NOTWITHSTANDING THE FOREGOING, SELLER ACKNOWLEDGES THAT THE DEPOSIT SHALL BE ITS SOLE SOURCE OF DAMAGES IN THE EVENT OF DEFAULT BY BUYER.

_____*RB*_____   _____
Seller's Initials   Buyer's Initials

15.   Assignment. Buyer may assign its rights under this Agreement to an entity in which Buyer or its affiliate has a legally controlling interest; provided, however, that no such assignment shall relieve Buyer of its obligations hereunder.

16.   Interpretation. Where required for proper interpretation, words in the singular shall include the plural; the masculine gender shall include the neuter and the feminine, and vice versa. The terms "successors and assigns" shall include the heirs, administrators, executors, successors, and assigns, as applicable, of any party hereto.

17.   Amendment. This Agreement may not be modified or amended, except by an agreement in writing signed by the parties. The parties may waive any of the conditions contained herein or any of the obligations of the other party hereunder, but any such waiver shall be effective only if in writing and signed by the party waiving such conditions and obligations.

18.   Attorney's Fees. In the event it becomes necessary for either party to file a suit or arbitration to enforce this Agreement or any provisions contained herein, the prevailing party shall be entitled to recover, in addition to all other remedies or damages, reasonable attorneys' fees and costs of court incurred in such suit or arbitration, including those related to any appeal or review.

19.   Entire Agreement; Survival. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings of the parties in connection therewith. No representation, warranty, covenant, agreement or condition not expressed in this Agreement, if any, shall be binding upon the parties hereto nor shall they affect or be effective to interpret, change or restrict the provisions of this Agreement. All the obligations of the parties hereunder and all other provisions of this Agreement shall be deemed to have merged into the Deed and shall be extinguished at Closing or the earlier termination of this Agreement, except as expressly provided herein.

20.   Multiple Originals; Counterparts; Signatures. The parties may execute numerous originals of this Agreement. Each such executed Agreement and copies of the same shall have the full force and effect of an original executed instrument. This Agreement may be executed in any number of counterparts, all of which when taken together shall constitute the entire Agreement. Signatures transmitted by facsimile or e-mail shall be treated as originals in all respects for

20946-20946-00008\NHB\NHB\6431036v1

AS LIQUIDATED DAMAGES SHALL NOT APPLY TO THE PERIOD OF TIME PRIOR TO THE EXPIRATION (OR WAIVER) OF THE INSPECTION PERIOD, BUT DURING SAID TIME PERIOD, SELLER SHALL BE ENTITLED TO EXERCISE SUCH RIGHTS AND REMEDIES AVAILABLE TO IT AT LAW AND IN EQUITY. NOTWITHSTANDING THE FOREGOING, SELLER ACKNOWLEDGES THAT THE DEPOSIT SHALL BE ITS SOLE SOURCE OF DAMAGES IN THE EVENT OF DEFAULT BY BUYER.

_____   _____
Seller's Initials   Buyer's Initials

15.   Assignment. Buyer may assign its rights under this Agreement to an entity in which Buyer or its affiliate has a legally controlling interest; provided, however, that no such assignment shall relieve Buyer of its obligations hereunder.

16.   Interpretation. Where required for proper interpretation, words in the singular shall include the plural; the masculine gender shall include the neuter and the feminine, and vice versa. The terms "successors and assigns" shall include the heirs, administrators, executors, successors, and assigns, as applicable, of any party hereto.

17.   Amendment. This Agreement may not be modified or amended, except by an agreement in writing signed by the parties. The parties may waive any of the conditions contained herein or any of the obligations of the other party hereunder, but any such waiver shall be effective only if in writing and signed by the party waiving such conditions and obligations.

18.   Attorney's Fees. In the event it becomes necessary for either party to file a suit or arbitration to enforce this Agreement or any provisions contained herein, the prevailing party shall be entitled to recover, in addition to all other remedies or damages, reasonable attorneys' fees and costs of court incurred in such suit or arbitration, including those related to any appeal or review.

19.   Entire Agreement; Survival. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings of the parties in connection therewith. No representation, warranty, covenant, agreement or condition not expressed in this Agreement, if any, shall be binding upon the parties hereto nor shall they affect or be effective to interpret, change or restrict the provisions of this Agreement. All the obligations of the parties hereunder and all other provisions of this Agreement shall be deemed to have merged into the Deed and shall be extinguished at Closing or the earlier termination of this Agreement, except as expressly provided herein.

20.   Multiple Originals; Counterparts; Signatures. The parties may execute numerous originals of this Agreement. Each such executed Agreement and copies of the same shall have the full force and effect of an original executed instrument. This Agreement may be executed in any number of counterparts, all of which when taken together shall constitute the entire Agreement. Signatures transmitted by facsimile or e-mail shall be treated as originals in all respects for

21

purposes of executing this Agreement, any amendments hereto and any notices delivered hereunder.

21.   Time of the Essence; Business Day Convention. Time is of the essence of this Agreement. Except as provided in Section 7.3.1, time periods hereunder shall be deemed to expire at 5:00 p.m. Pacific Standard Time. If the final date of any period falls upon a day that is not a Business Day, then in such event the expiration date shall be extended to the next day that is a Business Day. As used herein, "Business Day" means any calendar day except a Saturday, Sunday, federal holiday or Jewish Holiday (as defined below), or those days on which financial institutions in the State of Arizona are closed. For purposes hereof, a "Jewish Holiday" shall mean any one of the following Jewish Holidays: the first two days and the last two days of Passover, the two days of Shavuot, the two days of Rosh Hashanah, the one day of Yom Kippur and the first two days and the last two days of Sukkot.

22.   Confidentiality. Buyer agrees that, prior to the closing, all Property information received by Buyer shall be kept confidential as provided in this Section 22. Without the prior written consent of Seller, prior to the Closing, the Property information shall not be disclosed by Buyer or its representatives, in any manner whatsoever, in whole or in part, except (i) to Buyer's representatives who need to know the Property information for the purpose of evaluating the Property and who are informed by Buyer of the confidential nature of the Property information; (ii) as may be necessary for Buyer or Buyer's representatives to comply with applicable laws, including, without limitation, governmental, regulatory, disclosure, tax and reporting requirements; to comply with other requirements and requests of regulatory and supervisory authorities and self-regulatory organizations having jurisdiction over Buyer or Buyer's representatives; to comply with regulatory or judicial processes; or to satisfy reporting procedures and inquiries of credit rating agencies in accordance with customary practices of Buyer or its affiliates; and (iii) to prospective tenants of the Property. To the extent Buyer breaches this provision, Seller shall be entitled to exercise any and all rights and remedies available to Seller at law and in equity as a result of Buyer's breach.

23.   Parties Not Bound. Delivery of drafts of this Agreement, and all discussions and written communications regarding drafts of this Agreement, are preliminary discussions only and shall not serve as the basis for any claim of any kind between the parties including any claim of reliance, estoppel, breach of good faith or breach of contract. Neither party is bound unless and until a fully executed Agreement is delivered by both parties.

24.   Brokers. Except for Institutional Property Advisors, 2 East Congress Street, Suite 1050, Tucson, Arizona 85701, with Arizona License No SA550601000 (the "Agent"), Buyer and Seller represent and warrant to the other that it has dealt with no broker, or consultant. Each of Buyer and Seller agrees to defend, indemnify and hold the other harmless from and against any and all loss, liability and expense, including reasonable attorney's fees, which the indemnified party may incur arising by reason of the above representation being false. The provisions of this Section 24 shall survive the Closing. Seller agrees to pay all costs and fees due and owing to Agent in connection with this transaction at the time of Closing, including a brokerage commission in the amount of Ninety-One Thousand Three Hundred Seventy-Five and 00/100 Dollars ($91,375.00)] (the "Commission"). The Commission shall be earned and paid at Closing.

20946-20946-00008\NHB\NHB\6431036v1

25.   Governing Law. This Agreement shall be governed by and construed under the laws of the State of Arizona.

26.   Section 1031 Exchange. Seller and/or Buyer, at any time prior to the Closing Date, may elect to effect one or more simultaneous or non-simultaneous Like-Kind Exchanges. Buyer and Seller expressly agree to cooperate with each other in connection with any such exchange in any manner that shall not impose any additional cost or liability upon the other party, including without limitation by executing any and all documents, including escrow instructions or agreements consenting to the assignment of Seller's and/or Buyer's rights and obligations hereunder to an exchange entity, which may be necessary to carry out such an exchange; provided, however, that any election by Seller or Buyer to effect such an exchange shall not delay the Closing Date or result in any release of Seller or Buyer of its obligations under this Agreement.

**[BALANCE OF PAGE LEFT BLANK INTENTIONALLY;
SEE FOLLOWING PAGE FOR SIGNATURES]**

20946-20946-00008\NHB\NHB\6431036v1

SIGNATURE PAGE(S) FOR
AGREEMENT FOR PURCHASE AND SALE OF REAL
PROPERTY AND ESCROW INSTRUCTIONS

SELLER: COLONIAL HP LLC
                                                     a Delaware limited liability company

                                                     By:_____
                                                     Name:__Roy Blavvise_____
                                                     Title:__Manager_____

                                                     SW REO COLONIAL LLC
                                                     a Delaware limited liability company

                                                     By:_____
                                                     Name:__Roy Blavvise_____
                                                     Title:__Manager_____

                                                     COLONIA PROPERTIES LLC
                                                     a Delaware limited liability company

                                                     By:_____
                                                     Name:__Roy Blavvise_____
                                                     Title:__Manager_____

EXECUTED on this 2nd day of April, 2025.

BUYER: PRIME CAPITAL INVESTMENTS, LLC,
                                                     a Delaware limited liability company

                                                     By:_____
                                                     Name:_____
                                                     Title:_____

EXECUTED on this __ day of April, 2025.

SELLER AND BUYER SIGNATURE PAGE

SIGNATURE PAGE(S) FOR
AGREEMENT FOR PURCHASE AND SALE OF REAL
PROPERTY AND ESCROW INSTRUCTIONS

SELLER:

COLONIAL HP LLC
a Delaware limited liability company

By:_____
Name:_____
Title:_____

SW REO COLONIAL LLC
a Delaware limited liability company

By:_____
Name:_____
Title:_____

COLONIA PROPERTIES LLC
a Delaware limited liability company

By:_____
Name:_____
Title:_____

EXECUTED on this __ day of April, 2025.

BUYER:

PRIME CAPITAL INVESTMENTS, LLC,
a Delaware limited liability company

By: _____
Name: _Danny Flores_____
Title: _President_____

EXECUTED on this 2nd day of April, 2025.

SELLER AND BUYER SIGNATURE PAGE

CONSENT OF ESCROW HOLDER

Escrow Holder hereby agrees to perform its obligations under this Agreement and acknowledges receipt of (a) a fully executed counterparty of this Agreement on April 2 , 2025 (the "Agreement"), and (b) the Initial Deposit from Buyer in the amount of One Hundred Thousand and No/100 Dollars ($100,000.00) (and Escrow Holder shall execute and deliver another receipt upon its receipt of the Additional Deposit (as defined in the Agreement.

FIRST AMERICAN TITLE INSURANCE CO.

By: *April Muiser*
Name: April Muiser
Its: Commercial Escrow Assistant

ESCROW AGENT SIGNATURE PAGE

[LEGAL DESCRIPTION OF PROPERTY]

PARCEL NO. 1:

All those portions of Sections 10 and 11, Township 14 South, Range 13 East, Gila and Salt River Meridian, Pima County, Arizona, described as follows:

BEGINNING at the Northwesterly most corner of Lot 58 in MENLO PARK PARADE OF HOMES, a subdivision of Pima County according to the map of record in the office of the Pima County Recorder in Book 29 of Maps and Plats, Page 77, said corner being the POINT OF BEGINNING; thence South 83 degrees 49 minutes 45 seconds West along the Westerly prolongation of the Northerly line of said Lot 58, a distance of 62.30 feet to a point on the Easterly line of that certain parcel of land described in Book 98 of Miscellaneous Records, Page 493; thence North 18 degrees 57 minutes 10 seconds West, along said Easterly line of that certain parcel of land described in Book 98 of Miscellaneous Records, Page 493, a distance of 205.08 feet to a point on the Southerly right-of-way line of St. Mary's Road as set forth in Docket 4401, Page 493 of record in the office of the Pima County Recorder; thence North 83 degrees 49 minutes 45 seconds East, along said Southerly right-of-way line, a distance of 350.58 feet to a point of curvature; thence Southeasterly around a curve to the right whose radius is 25.00 feet, a distance of 37.89 feet to a point of reverse curvature on the Westerly right-of-way line of Westmoreland Avenue as shown on the plat of MENLO PARK PARADE OF HOMES, a subdivision of Pima County, Arizona, according to the plat of record in the office of the Pima County Recorder in Book 28 of Maps and Plats, Page 67, from which point the radius bears North 80 degrees 40 minutes 39 seconds East; thence Southeasterly along said Westerly right-of-way line around a curve to the left whose radius is 1521.00 feet, a distance of 154.20 feet to a point of reverse curvature from which the radius bears South 74 degrees 52 minutes 08 seconds West; thence Southeasterly along said Westerly right-of-way line around a curve to the right whose radius is 1479.00 feet, a distance of 23.26 feet to a point of intersection with the Easterly prolongation of the Northerly line of Lot 64 of said MENLO PARK PARADE OF HOMES, from which point the radius bears South 75 degrees 46 minutes 26 seconds West; thence South 83 degrees 49 minutes 45 seconds West along said Easterly prolongation to the Northerly lines of Lots 58 through 64 of said MENLO PARK PARADE OF HOMES, a distance of 287.59 feet to the POINT OF BEGINNING.

PARCEL NO. 2:

PUEBLO WEST, a subdivision of record in the office of the Pima County Recorder in Book 36 of Maps and Plats, Page 87.

APN: 116-18-5130, 116-18-350F

EXHIBIT B

[FORM OF ASSIGNMENT AND ASSUMPTION AGREEMENT]

ASSIGNMENT AND ASSUMPTION AGREEMENT (may be one for each property)

This Assignment and Assumption Agreement (this "Assignment") is made as of this ____ day of _____, 2025 (the "Effective Date"), by and between **COLONIAL HP LLC, SW REO COLONIAL LLC** and **COLONIA PROPERTIES LLC**, each a Delaware limited liability company, as tenants in common (collectively, "Assignor"), and **PRIME CAPITAL INVESTMENTS, LLC**, a Delaware limited liability company ("Assignee").

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Assignor hereby grants, sells, transfers and assigns unto Assignee all of the rights, title and interest of Assignor, if any, in, to and under any and all of the following items (collectively, the "Assumed Items"), to the extent that they are related to that certain real property located at 1335 and 1351 West Saint Mary's Road, Tucson, Arizona, which is more particularly described in Exhibit A attached hereto (the "Real Property") which Assignor is selling to Assignee pursuant to an Agreement for Purchase and Sale dated April [__], 2025 (the "Agreement"):

(a)   all contracts or agreements, if any, to the extent that they relate to the Real Property, or improvements thereon, including, but not limited to, maintenance or utility contracts (collectively the "Contracts");

(b)   any and all plans and specifications, architectural and engineering drawings and the common name of the Real Property; and

(c)   All leases, including associated amendments, with all persons leasing the Real Property or any portion thereof (collectively, the "Leases"), together with all security deposits held in connection with the Leases and all of Seller's right, title and interest in and to all guarantees, letters of credit and other similar credit enhancements providing additional security for such Leases.

Assignee hereby accepts the foregoing assignment and, from and after the Effective Date, hereby (i) assumes to pay, perform and discharge, as and when due, all of the agreements and obligations related the Contracts and Leases, (ii) agrees to be bound by all of the terms and conditions of the Contracts and Leases, and (iii) agrees to indemnify, defend and hold Assignor harmless for and against any claim or loss related to any of the Contracts or Leases for acts or omissions first arising on or after the Effective Date.

Assignor hereby agrees to indemnify, defend and hold Assignee harmless for and against any claim or loss related to any of the Contracts or Leases for acts or omissions first arising prior to the Effective Date.

ASSIGNOR HAS NOT MADE AND DOES NOT AND WILL NOT MAKE ANY WARRANTIES OR REPRESENTATIONS WITH RESPECT TO THE ASSIGNED

B-1

ITEMS AND ASSIGNOR SPECIFICALLY DISCLAIMS ANY IMPLIED WARRANTIES OR WARRANTIES ARISING BY OPERATION OF LAW, INCLUDING, BUT IN NO WAY LIMITED TO, ANY WARRANTY OF CONDITION, MERCHANTABILITY, HABITABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE. ASSIGNEE ACKNOWLEDGES THAT ASSIGNEE IS A SOPHISTICATED PARTY FAMILIAR WITH THIS TYPE OF REAL PROPERTY AND THAT, SUBJECT ONLY TO THE EXPRESS WARRANTIES SET FORTH IN THE AGREEMENT, IF ANY, ASSIGNEE IS ACQUIRING THE ASSIGNED ITEMS "AS IS AND WHERE IS, WITH ALL FAULTS," IN THEIR PRESENT STATE AND CONDITION.

Assignor hereby covenants that it will, at any time and from time to time upon written request therefor, at Assignee's sole expense and without the assumption of any additional liability therefor, execute and deliver to Assignee, and its successors and assigns, any new or confirmatory instruments and take such further acts as Assignee may reasonably request to fully evidence the assignment contained herein.

Claims under this Assignment are subject to the limitations set forth in the Agreement. The provisions of this Assignment shall be binding upon, and shall inure to the benefit of, the successors and assigns of Assignor and Assignee, respectively. This Assignment may be executed in any number of counterparts, each of which shall be deemed an original, but all of which when taken together shall constitute one and the same instrument.

[CONTINUED ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, Assignor and Assignee have caused their duly authorized representatives to execute this Assignment as of the date first above written.

ASSIGNOR:

COLONIAL HP LLC
a Delaware limited liability company

By:_____
Name:_____
Title:_____

SW REO COLONIAL LLC
a Delaware limited liability company

By:_____
Name:_____
Title:_____

COLONIA PROPERTIES LLC
a Delaware limited liability company

By:_____
Name:_____
Title:_____

ASSIGNEE:

PRIME CAPITAL INVESTMENTS, LLC,
a Delaware limited liability company

By:_____
Name:_____
Title:_____

B-3

EXHIBIT C

FORM OF SPECIAL WARRANTY DEED

Prepared by:

Jeffrey S. Arnold
Brown, Udell, Pomerantz &
 Delrahim, Ltd.
180 North LaSalle Street
Suite 2850
Chicago, Illinois 60601

After Recording return to:

_____
_____
_____
_____

        (For Recorder's Use Only)

SPECIAL WARRANTY DEED

For the consideration of Ten Dollars, and other valuable considerations, COLONIAL HP LLC, SW REO COLONIAL LLC and COLONIA PROPERTIES LLC, each a Delaware limited liability company, as tenants in common (collectively, "Grantor"),

do hereby convey to _____

the following described property situated in the County of Pima, State of Arizona, together with all rights and privileges appurtenant thereto, to wit: SEE Exhibit A

SUBJECT TO: the permitted exceptions described on Exhibit B attached hereto.

And the Grantor hereby binds itself and its successors to warrant and defend the title, as against all acts of the Grantor herein and no other, subject to the matters above set forth.

C-1

IN WITNESS WHEREOF, Grantor has caused this instrument to be executed and delivered by its duly authorized officer, as of the day and year first above written.

GRANTOR:

COLONIAL HP LLC
a Delaware limited liability company

By:_____
Name:_____
Title:_____

SW REO COLONIAL LLC
a Delaware limited liability company

By:_____
Name:_____
Title:_____

COLONIA PROPERTIES LLC
a Delaware limited liability company

By:_____
Name:_____
Title:_____

STATE OF _____)
) SS.
COUNTY OF   )

I, _____, a notary public in and for said County, in the State aforesaid, do hereby certify that [___] personally known to me to be the same person whose name is subscribed to the foregoing instrument, appeared before me this day in person acknowledged that he signed and delivered the foregoing instrument as his free and voluntary act and as the free and voluntary act and deed of such limited liability company, for the uses and purposes therein set forth.

Given under my hand and official seal this _____ day of _____, 2025.

_____
Notary Public

My Commission expires: _____

C-2

EXHIBIT D

[FORM OF BILL OF SALE]

BILL OF SALE

For good and valuable consideration, receipt and sufficiency of which is hereby acknowledged, the undersigned, COLONIAL HP LLC, SW REO COLONIAL LLC and COLONIA PROPERTIES LLC, each a Delaware limited liability company, as tenants in common (collectively, "Seller"), does hereby give, grant, bargain, sell, transfer, assign, convey and deliver to and PRIME CAPITAL INVESTMENTS, LLC, a Delaware limited liability company ("Buyer"), all tangible personal property of Seller located on or used exclusively in connection with that certain real property (the "Real Property") located at 1335 and 1351 West Saint Mary's Road, Tucson, Arizona, which Real Property is more particularly described on Exhibit A attached hereto.

The assets transferred hereby are conveyed AS-IS WHERE-IS WITHOUT ANY REPRESENTATION OR WARRANTYT OF MERCHANTABILITY OR FITNESS FOR ANY PURPOSE WHATSOEVER.

Seller hereby covenants that it will, at any time and from time to time upon written request therefor, at Buyer's sole expense and without the assumption of any additional liability thereby, execute and deliver to Buyer, its nominees, successors and/or assigns, any new or confirmatory instruments and do and perform any other acts which Buyer, its nominees, successors and/or assigns, may reasonably request in order to fully assign and transfer to and vest in Buyer, its nominees, successors and/or assigns, and protect its or their rights, title and interest in and enjoyment of, all of the assets of Seller intended to be transferred and assigned hereby, or to enable Buyer, its nominees, successors and/or assigns, to realize upon or otherwise enjoy any such assets.

Claims under this Bill of Sale are subject to the limitations set forth in the Agreement for Purchase and Sale under which the Real Property is being sold and this Bill of Sale is delivered. All references to "Seller" and "Buyer" herein shall be deemed to include their respective nominees, successors and/or assigns, where the context permits.

Dated: _____, 2025

SELLER: COLONIAL HP LLC
a Delaware limited liability company

By:_____
Name:_____
Title:_____

SW REO COLONIAL LLC
a Delaware limited liability company

D-1

By:_____
Name:_____
Title:_____

COLONIA PROPERTIES LLC
a Delaware limited liability company

By:_____
Name:_____
Title:_____

C-2

[FORM OF WAIVER OF TERMINATION RIGHTS]

_____, 2025

Via Facsimile / Email
and Overnight Delivery

Colonial HP LLC
SW REO Colonial LLC
Colonia Properties LLC

[__]
Attention: [__]

Via Facsimile (_____) / Email
[Title Company]
_____
_____
_____
Attention: _____

                    RE: Waiver of Termination Rights

Dear _____:

Reference is hereby made to Section 6.1 of that certain Agreement for Purchase and Sale of Real Property and Escrow Instructions dated April [__], 2025 by and among Colonial HP LLC, SW REO Colonial LLC and Colonia Properties LLC as tenants-in-common, collectively as Seller, and Prime Capital Investments, LLC, as Buyer (the "Purchase Agreement"). Please be advised that Buyer hereby waives any and all termination rights set forth in Section 6.1 of the Purchase Agreement and agrees to proceed with the Closing in accordance with the terms of the Purchase Agreement.

                              Sincerely,

                              PRIME CAPITAL INVESTMENTS, LLC

                              By: _____
                              Name: _____
                              Title: _____